Filed by WCI Communities, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: WCI Communities, Inc.

Commission File No. 001-36023

This filing relates to the proposed merger of WCI Communities, Inc., a Delaware corporation (“WCI”), and Lennar Corporation, a Delaware corporation (“Lennar”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of September 22, 2016, by and among WCI, Lennar, Marlin Blue LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Lennar, and Marlin Green Corp., a Delaware corporation and a direct, wholly owned subsidiary of Lennar.

The following includes a copy of an email sent by WCI to its employees entitled “IMPORTANT ANNOUNCEMENT”.

October 27, 2016

Dear WCI Team Members:

A little more than a month ago we first told you about the definitive merger agreement under which WCI Communities would merge with Lennar Corporation, one of the nation’s largest homebuilders. As promised, I am writing to you today to update you on the status of the transaction.

Beginning immediately after the signing of the agreement, our Board of Directors began actively seeking proposals from other potential buyers during a customary “go-shop” period to ensure shareholders receive the best possible value for their stake in WCI. The 35 day go-shop window expired last night with no superior proposals received. At this time it is our belief that the merger of our two companies will be completed in December 2016 or January 2017.

I know that Lennar has great respect for the WCI brand, our very talented team members, our legacy and the value we have built together. In merging WCI and Lennar, we are bringing together two of the nation’s finest home builders and two companies that are especially strong in the growing Florida market. We should all look forward to working together and becoming part of a larger, growing organization.

In the interim at WCI, we are business as usual and our top priority remains completing the year strong and continuing to deliver excellence for our customers and our club members. Every team member – no matter their location, department or position – should stay focused on delivering for our residents and club members, so that we can make their WCI home their Best Address.

I appreciate your cooperation and continued hard work in the weeks and months ahead. Thank you for all you do for WCI and our homeowners. I will continue to update you as we make progress on the merger.

Sincerely,

Keith Bass

President and Chief Executive Officer

As has always been the case, if you are contacted by the media, please direct any inquiries to Laura Johnston, who can be reached at (239) 390-3695 or laurajohnston@wcicommunities.com.

Additional Information and Where You Can Find It

In connection with the proposed transaction, Lennar Corporation expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a proxy statement of WCI Communities that also constitutes a prospectus of Lennar Corporation. Lennar Corporation and WCI Communities, Inc. also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant materials filed by Lennar Corporation and WCI Communities, Inc. with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Lennar Corporation with the SEC will be available free of charge on Lennar Corporation’s website at www.lennar.com or by contacting Lennar Corporation Investor Relations at (305) 559-4000. Copies of the documents filed by WCI Communities, Inc. with the SEC will be available free of charge on WCI Communities, Inc.’s website at www.wcicommunities.com or by contacting WCI Communities, Inc. Investor Relations at (239) 498-8481.

WCI Communities, Inc. and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about WCI Communities, Inc.’s executive officers and directors in WCI Communities, Inc.’s definitive proxy statement filed with the SEC on March 29, 2016. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from WCI Communities, Inc. using the sources indicated above.

This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Forward-Looking Statements

This document may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements which are based on current expectations, estimates and projections about the industry and markets in which Lennar Corporation and WCI Communities, Inc. operate and beliefs of and assumptions made by Lennar Corporation management and WCI Communities, Inc. management, involve uncertainties that could significantly affect the financial results of Lennar Corporation or WCI Communities, Inc. or the combined company. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements, which generally are not historical in nature. Such forward-looking statements include, but are not limited to, statements about the anticipated benefits of the business combination transaction involving Lennar Corporation and WCI Communities, Inc., including future financial and operating results, and the combined company’s plans, objectives, expectations and intentions. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future — including statements relating to expected synergies, improved liquidity and balance sheet strength — are forward-looking statements. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Although we believe the expectations reflected in any forward-looking statements are based on reasonable assumptions, we can give no assurance that our expectations will be attained and therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic climates, (ii) changes in financial markets and interest rates, or to the business or financial condition of either company or business, (iii) changes in the real estate markets, (iv) continued ability to source new investments, (v) risks associated with acquisitions, including the integration of the combined companies’ businesses, (vi) availability of financing and capital, (vii) mortgage rate changes; (viii) risks associated with achieving expected revenue synergies or cost savings, (ix) risks associated with the companies’ ability to consummate the transaction on the terms described or at all and the timing of the closing of the transaction, and (x) those additional risks and factors discussed in reports filed with the SEC by Lennar

Corporation and WCI Communities, Inc. from time to time, including those discussed under the heading “Risk Factors” in their respective most recently filed reports on Forms 10-K and 10-Q. Neither Lennar Corporation nor WCI Communities, Inc. undertakes any duty to update any forward-looking statements appearing in this document.